Urbie Inc.
Financial Statements
From inception (June 25, 2020) to December 31, 2020
(Unaudited)

JUN WANG, CPA

138-37 Jewel Ave, APT 2C
Flushing, NY 11367
Tel (917) 775-8573
Fax (800)887-4388
Email: junwang1999@gmail.com

Urbie Inc.
Index to the Financial Statements
(Unaudited)

Table of Contents

Independent Accountant's Review Report	1
Balance Sheet	2
Statement of Operations	3
Statement of Stockholders' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6

Independent Accountant's Review Report

The Board of Directors

We have reviewed the accompanying consolidated financial statements of Urbie Inc., which comprise the balance sheet as of December 31, 2020, the related consolidated statements of income, stockholders' equity and statement of cash flows for period from June 25, 2020 to December 31, 2020 and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Jun Wang, CPA

September 16th, 2021

Urbie Inc.
Balance Sheet
December 31, 2020
(Unaudited)

ASSETS	
Current Assets	
Cash and Cash Equivalent	$ -
Accounts Receivable	-
Total Current Assets	0
Non-Current Assets	
Furniture and Equipment	-
Total Non-Current Assets	0
TOTAL ASSETS	0
LIABILITIES	
Current Liabilities	
Accounts Payable	-
Other Current Liabilities	-
Total Current Liabilities	0
Long Term Liability	
Convertible Notes	-
Total Long-Term Liabilities	0
TOTAL LIABILITIES	0
EQUITY	
Owner's Contribution	-
Retained Earnings	-
TOTAL EQUITY	0
TOTAL LIABILITIES AND EQUITY	$ 0

Urbie Inc.
Statement of Income
For the period from June 25, 2020 (Inception) to December 31, 2020
(Unaudited)

INCOME		
Sales	$	-
Other Income		-
Total Income		0
EXPENSES		
Salaries		-
Rent		-
Other		-
Total Expenses		0
NET INCOME	$	0

Urbie Inc.
Statements of Owner's Equity
For the period from June 25, 2020 (Inception) to December 31, 2020
(Unaudited)

	Stocks Issued		Additional Paid-In Capital		Retained Earning Owner Equity		Total
BALANCE, JUNE 25, 2020	0	$	-	$	-	$	-
CONTRIBUTION	-		-		-		-
NET INCOME	-		-		-		-
BALANCE, DECEMBER 31, 2020	0	$	0	$	0	$	0

Urbie Inc.
Statement of Cashflows
For the period from June 25, 2020 (Inception) to December 31, 2020
(Unaudited)

OPERATING ACTIVITIES		
Net Income	$	0
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable		-
Accounts Receivable		-
Net cash provided by operating activities		0
FINANCING ACTIVITIES		
Owner's Contribution		-
Dividend for year ended 2020		-
Net cash provided by financing activities		0
NET CASH INCREASE FOR PERIOD		0
CASH AT END OF PERIOD	$	0

Urbie Inc.
Notes to Financial Statements
December 31, 2020
(Unaudited)

NOTE 1: ORGANIZATION AND NATURE OF OPERATIONS:

Urbie Inc. ("The Company") is C-Corporation organized under the laws of the State of Delaware. The Company was incorporated on June 25th, 2020 and develops health-related electronics designed to provide innovative and sustainable solutions to make indoor environments healthier and free from harmful pollutants.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation:
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties:
The Company is subject to customary risks and uncertainties including, but not limited to, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States and state of Delaware.

Plant, Property, and Equipment
The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight□line basis over management's estimate of each asset's useful life.

NOTE 3: DEBT:

As of December 31, 2020, the Company records no debt or loan.

NOTE 4: EQUITY:

As of December 31, 2020, the Company authorized 1,500 shares of $0.01 par value Common Stock. In August of 2021, the Company made amendments to the articles of incorporation, which authorizes the Company to issue 10,000,000 shares of Common Stock at $0.0001 par value.

Common Stock:
Common shareholders have the right to vote on certain items of Company business at the rate of one vote per share of stock.

As of August 30, 2021, the Company's shareholders and their number of shares owned is shown below:

Shareholder	Shares of Common Stock	Amount ($)
Bassel Jouni	2,800,000	280
Bilal Jouni	2,800,000	280
Karim El-Hassan	1,050,000	105
Issam Shugaa	350,000	35
Total	7,000,000	700

NOTE 5: COMMITMENTS AND CONTINGENCIES:

The Company is not involved in any legal matters, nor it has any pending litigations against it.

NOTE 6: RELATED PARTY TRANSACTIONS:

As of December 31st, 2020, the Company records no related party transactions.

NOTE 7: SUBSEQUENT EVENTS:

Management considered events subsequent to the end of the period but before September 16, 2021, the date that the financial statements were available to be issued. Please refer to Note #4 above regarding share issued on August 30, 2021.